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SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 001-09712
CUSIP NUMBER
NOTIFICATION OF LATE FILING	911684108

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

United States Cellular Corporation
Full Name of Registrant

N/A
Former Name if Applicable

8410 West Bryn Mawr
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60631
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

An explanation of why the Form 10-K for the year ended December 31, 2006 could not be filed within the prescribed time period is set forth on Attachment A hereto.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steven T. Campbell	773	399-8900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A summary of the tentative results of operations for the quarterly and year-to-date periods ended December 31, 2006 and a comparison of such results to a summary of the actual results of operations for the same periods ended December 31, 2005 as restated, and an explanation of material anticipated changes between such periods, are attached hereto as Attachment B. However, until the Form 10-K for the year ended December 31, 2006 is filed, there can be no assurance that the final results will not differ materially from such tentative results. Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement is attached hereto as Attachment C.

United States Cellular Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 1, 2007	By	/s/ Steven T. Campbell

Steven T. Campbell
Executive Vice President - Finance
Chief Financial Officer, Treasurer and
Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

PART III — NARRATIVE

United States Cellular Corporation (“U.S. Cellular”) is unable to file a timely annual report on Form 10-K for the year ended December 31, 2006 for the reasons set forth below.

On November 6, 2006, U.S. Cellular and its audit committee decided to restate its financial results for each of the three years in the period ended December 31, 2005, including quarterly information for 2005 and 2004, and certain selected financial data for 2002.  U.S. Cellular and its audit committee also decided to restate its financial statements included in its Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006.

As a result of the restatement, on November 6, 2006, U.S. Cellular disclosed that it would delay the filing with the Securities and Exchange Commission (“SEC”) of its Quarterly Report on Form 10-Q (“Form 10-Q”) for the period ended September 30, 2006.  U.S. Cellular required additional time to complete its Form 10-Q for the period ended September 30, 2006 to complete the restatement described above.

The restatements and Form 10-Q for the period ended September 30, 2006 were filed with the SEC on February 23, 2007.  However, as a result of the time required to complete the restatements and the delay in such Form 10-Q, U.S. Cellular is delayed in the completion of its Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2006.

The Form 10-K for the year ended December 31, 2006 is due on March 1, 2007, but U.S. Cellular has extended such date to March 16, 2007 by filing Form 12b-25 with the SEC.  However, it is not expected that the Form 10-K will be completed by the extended deadline of March 16, 2007.  Accordingly, U.S. Cellular expects that its Form 10-K for the year ended December 31, 2006 will not be filed on a timely basis. U.S. Cellular expects to file the Form 10-K as soon as possible.

The late filing of the Form 10-K for the year ended December 31, 2006 will result in defaults under the revolving credit agreement between U.S. Cellular and certain lenders and under certain forward contracts between a subsidiary of U.S. Cellular and a counterparty.  U.S. Cellular has received waivers from the lenders and the counterparty under such agreements, provided that U.S. Cellular files its Form 10-K for the year ended December 31, 2006 by the earlier of (i) 60 days after the filing of the Form 10-Q for the period ended September 30, 2006 or (2) May 14, 2007.  Since U.S. Cellular filed the Form 10-Q for the period ended September 30, 2006 on February 23, 2007, the Form 10-K for the year ended December 31, 2006 is required to be filed by April 24, 2007.  U.S. Cellular has not failed to make, and does not expect to fail to make, any scheduled payment of principal or interest under such revolving credit agreement or forward contracts.

In addition, the late filing of the Form 10-K for the year ended December 31, 2006 may result in non-compliance under U.S. Cellular’s debt indenture if the Form 10-K is not filed by April 13, 2007.  However, in such event, such non-compliance will not result in events of default unless and until written notice thereof is delivered by the trustee or sufficient holders of debt and, in any event, such events of default would be cured if U.S. Cellular files its Form 10-K for the year ended December 31, 2006 within 90 days of any such notice.  As a result, U.S. Cellular believes that it will be able to file the Form 10-K in sufficient time to avoid any event of default maturing into a default under any indenture. U.S. Cellular has not failed to make, and does not expect to fail to make, any scheduled payment of principal or interest under such indenture.

U.S. Cellular has notified the American Stock Exchange of the delay in its filing of the Form 10-K for the year ended December 31, 2006.  U.S. Cellular expects to receive a notice of failure to satisfy listing requirements from the American Stock Exchange as a result of such delay in filing.  U.S. Cellular will disclose any such notice and the contents of such notice at such time. U.S. Cellular expects to restore compliance with such listing requirements when it files the Form 10-K for the year ended December 31, 2006.

Also, U.S. Cellular debt is listed on the New York Stock Exchange (“NYSE”).  As a result of the delay in its filing of the Form 10-K for the year ended December 31, 2006, U.S. Cellular expects to be identified by the NYSE as a late filer with respect to such debt until it is current in its SEC filings.  U.S. Cellular expects to be current in its SEC filings when it files the Form 10-K for the year ended December 31, 2006.

U.S. Cellular may also be late in the filing of its Form 10-Q for the period ended March 31, 2007, which is due May 10, 2007 but can be extended to May 15, 2007.  In such event, U.S. Cellular will file a Form 12b-25 with respect to such Form 10-Q and update the foregoing disclosures at the appropriate time.

U.S. Cellular’s management and audit committee have discussed the matters in this Form 12b-25 with U.S. Cellular’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

Reference is made to U.S. Cellular’s Form 8-K dated March 1, 2007 and press release filed therewith for further information.

Attachment B

PART IV — OTHER INFORMATION

Item (3):  Summary of the tentative unaudited results of operations for the quarterly and year-to-date periods ended December 31, 2006 and December 31, 2005, and explanation of any material anticipated changes between such periods:

A summary of the tentative operating data and unaudited results of certain key components of the statement of operations for the three and twelve months of 2006, and for the three and twelve months of 2005 are included in the table below.  However, there can be no assurance that final results will not differ materially from these preliminary results.

	Range of Amounts Currently Anticipated to be Reported for Three months ended December 31,		Range of Amounts Currently Anticipated to be Reported for Twelve months ended December 31,
($ in millions)	2005 (as restated)	2006	2005 (as restated)	2006
Operating Revenue	$785	$890 - 910	$3,031	$3,461 — 3,481
Operating Income	$66	$55 - 75	$231	$281 - 301

Stockholders’ equity at December 31, 2006 is estimated to be approximately $3.0 billion.

The increase in operating revenues is related primarily to an increase in the number of wireless customers served. The increase in operating income is primarily due to higher operating revenues and lower operating expenses as a percent of service revenues. There can be no assurance that final results will not differ materially from these preliminary results.

The following includes certain summary operating data for U.S. Cellular.

U.S. Cellular Summary Operating Data
Quarter Ended	12/31/2006	9/30/2006	6/30/2006	3/31/2006	12/31/2005
Consolidated Markets:
All customers -
Customer units	5,815,000	5,729,000	5,704,000	5,633,000	5,482,000
Gross customer unit Activations	389,000	365,000	347,000	434,000	419,000
Net customer unit activations	86,000	25,000	48,000	151,000	125,000
Retail customers -
Customer units	5,225,000	5,127,000	5,099,000	5,029,000	4,927,000
Gross customer unit Activations	376,000	352,000	331,000	380,000	392,000
Net customer unit activations	98,000	28,000	49,000	122,000	130,000
Cell sites in service	5,947	5,726	5,583	5,438	5,428
Minutes of use (MOU) (1)	749	725	719	658	648
Postpay churn rate per month (2)	1.5%	1.6%	1.5%	1.5%	1.6%

(1)  Average monthly local minutes of use per customer (without roaming).

(2)  Postpay churn rate per month is calculated by dividing the average monthly postpay customer disconnects during the quarter by the average postpay customer base for the quarter.

On November 6, 2006, U.S. Cellular updated guidance for the year ended December 31, 2006.  Such guidance continues to represent U.S. Cellular’s views as of the date of filing this Form 12b-25 except to the extent modified by the ranges disclosed above.  There can be no assurance that final results will not differ materially from this guidance.

Service Revenues	approximately $3.2 billion
Operating Income	$275 - $325 million
Depreciation, Amortization & Accretion	approximately $575 million
Capital Expenditures	$580 - $610 million

Attachment C

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

SAFE HARBOR CAUTIONARY STATEMENT

This Form 12b-25 contains statements that are not based on historical fact, including the words “believes,” “anticipates,” “intends,” “expects,” and similar words. These statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

•            Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular’s revenues or increase its costs to compete.

•            Consolidation in the telecommunications industry could adversely affect U.S. Cellular’s revenues and increase its costs of doing business.

•            Advances or changes in telecommunications technology, such as Voice over Internet Protocol or WiMAX, could render certain technologies used by U.S. Cellular obsolete, could reduce U.S. Cellular’s revenues or could increase its costs of doing business.

•            Changes in the regulatory environment or a failure by U.S. Cellular to timely or fully comply with any regulatory requirements could adversely affect U.S. Cellular’s financial condition, results of operations or ability to do business.

•            Changes in U.S. Cellular’s enterprise value, changes in the supply or demand of the market for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of U.S. Cellular’s license costs, goodwill and/or physical assets.

•            Early redemptions of debt or repurchases of debt, issuances of debt, changes in prepaid forward contracts, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular’s most recent Annual Report on Form 10-K, as updated by Quarterly Reports on Form 10-Q, to be different from the amounts actually incurred.

•            Changes in accounting standards or U.S. Cellular’s accounting policies, estimates and/or in the assumptions underlying the accounting estimates, including those described in Application of Critical Accounting Policies and Estimates included in U.S. Cellular’s most recent Annual Report on Form 10-K, as updated by Quarterly Reports on Form 10-Q, could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•            Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on U.S. Cellular’s financial condition, results of operations or ability to do business.

•            Costs, integration problems or other factors associated with acquisitions/divestitures of properties and/or licenses and/or expansion of U.S. Cellular’s business could have an  adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            A significant portion of U.S. Cellular’s revenues is derived from customers who buy services through independent agents and dealers who market U.S. Cellular’s services on a commission basis.  If U.S. Cellular’s relationships with these agents and dealers are seriously harmed, its wireless revenues could be adversely affected.

•            U.S. Cellular’s investments in technologies which are unproven or for which success has not yet been demonstrated may not produce the benefits that U.S. Cellular expects.

•            An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to U.S. Cellular, and/or changes in roaming rates and the lack of standards and roaming agreements for wireless data products, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            Changes in access to content for data or video services and access to new handsets being developed by vendors, or an inability to manage its supply chain or inventory successfully, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            A failure by U.S. Cellular’s service offerings to meet customer expectations could limit U.S. Cellular’s ability to attract and retain customers and have an adverse effect on U.S. Cellular’s operations.

•            A failure by U.S. Cellular to complete significant network build-out and system implementation as part of its plans to build out new markets and improve the quality and capacity of its network could have an adverse effect on its operations.

•            A failure by U.S. Cellular’s business to acquire adequate radio spectrum could have an adverse effect on U.S. Cellular’s business and operations.

•            Financial difficulties of U.S. Cellular’s key suppliers or vendors, or termination or impairment of U.S. Cellular’s relationships with such suppliers or vendors, could result in a delay or termination of U.S. Cellular’s receipt of equipment or services, which could adversely affect U.S. Cellular’s business and results of operations.

•            An increase in U.S. Cellular’s debt in the future could subject U.S. Cellular to various restrictions and higher interest costs and decrease its cash flows and earnings.

•            An inability to attract and/or retain management, technical, sales and other personnel could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            U.S. Cellular has significant investments in entities that it does not control.  Losses in the value of such investments could have an adverse effect on U.S. Cellular’s results of operations or financial condition.

•            Changes in guidance or interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•            Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular’s credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development and acquisition programs.

•            Changes in income tax rates, laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•            War, conflicts, hostilities and/or terrorist attacks or equipment failure, power outages, natural disasters or breaches of network or information technology security could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities or otherwise, could require U.S. Cellular to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•            A failure to successfully remediate existing material weaknesses in internal control over financial reporting in a timely manner or the identification of additional material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or inadequate disclosures or fail to prevent fraud, which could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            The restatement of financial statements by U.S. Cellular and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on U.S. Cellular’s credit rating, liquidity, financing arrangements, capital resources and ability to access the capital markets, including pursuant to shelf registration statements; could adversely affect U.S. Cellular’s listing arrangements on the American Stock Exchange and/or New York Stock Exchange; and/or could have other negative consequences, any of which could have an adverse effect on the trading prices of U.S. Cellular’s publicly traded equity and/or debt and/or on U.S. Cellular’s business, financial condition or results of operations.

•            The pending SEC investigation regarding the restatement of U.S. Cellular’s financial statements could result in substantial expenses, and could result in monetary or other penalties.

•            The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•            U.S. Cellular’s assets are concentrated in the U.S. telecommunications industry.  As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

•            As U.S. Cellular continues to implement its strategies, there are internal and external factors that could impact its ability to successfully meet its objectives.

•            Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and/or any other financial or statistical information to vary from U.S. Cellular’s forward estimates by a material amount.

•            The market price of U.S. Cellular’s Common Shares is subject to fluctuations due to a variety of factors.

•            Certain matters, such as control by TDS and provisions in the U.S. Cellular restated certificate of incorporation, may serve to discourage or make more difficult a change in control of U.S. Cellular.

•            There are potential conflicts of interests between TDS and U.S. Cellular.

You are referred to a further discussion of these risks as set forth under “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2005, as updated by subsequently filed Quarterly Reports on Form 10-Q. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  Readers should evaluate any statements in light of these important factors.